UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)
___________

ADHEREX TECHNOLOGIES INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

___________

Warrants to purchase Common Shares dated April 30, 2010
Warrants to purchase Common Shares dated March 29, 2011
(Title of Class of Securities)
___________

No CUSIP for Warrants dated April 30, 2010
00686R176 for Warrants dated March 29, 2011
(CUSIP Number of Class of Securities)
___________

Rostislav Raykov
Adherex Technologies Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, North Carolina
Telephone: (919) 636-4530
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
Garett Sleichter, Esq.
Rutan & Tucker, LLP
611 Anton Blvd., Suite 1400
Costa Mesa, California 92626
Telephone: (714) 641-3495

CALCULATION OF FILING FEE

Transaction Valuation*: $5,680,935	Amount of Filing Fee**: $731.71

*	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Adherex Technologies Inc. (the “Company”) is offering holders of a total of 324,624,842 warrants issued by the Company the opportunity to exchange one-hundred eighty (180) warrants (exercisable for ten (10) of the Company’s common shares) for one (1) new warrant to purchase one (1) common share at a lower exercise price. The transaction value was determined by using the average of the bid and asked prices of the publicly traded warrants of the Company as reported on the Toronto Stock Exchange on June 26, 2014, which was CAD$0.0175 per warrant, and a U.S.-to-CAD exchange rate of $1.00-to-$1.07.

**	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The filing fee equals $128.80 for each $1,000,000 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $731.71	Form or registration no.: Schedule TO
Filing Party: Adherex Technologies Inc.	Date Filed: June 30, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2014 by Adherex Technologies Inc. (the “Company”) in connection with the offer by the Company to all holders of “Eligible Warrants” (as defined therein) to exchange one-hundred eighty (180) Eligible Warrants (which, if exercised under their current terms, would be exercisable for ten (10) shares of Common Stock at an exercise price of CAD$1.44 per share) for one (1) new warrant to purchase one (1) share of Common Stock at an exercise price of US$0.50 per share. The offer is subject to the terms and conditions set forth in the Offer Letter, dated June 30, 2014, a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer Letter”), and the accompanying Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO (“Letter of Transmittal”) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

All information in the Offer Letter and the Letter of Transmittal is incorporated in this Amendment by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended to the extent provided herein.

ITEMS 1 THROUGH 11

All information contained in the Offer Letter and the accompanying Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 in this Schedule TO, except that such information is hereby amended as follows:

Offer Letter

The following, which appears as the last bullet point of Section 13 on page 20 of the Offer Letter, is hereby deleted in its entirety:

“All documents subsequently filed with the SEC, between the date of this Offer and the Expiration Date. These include periodic reports, such as quarterly reports on Form 10-Q and current reports on Form 8-K.”

Letter of Transmittal

1. The following legend is added to the end of the third paragraph on page 3 of the Letter of Transmittal:

“The representations and warranties in foregoing subpart (e) do not and shall not act as a waiver of liability under the federal securities laws of the United States. The Company shall in no event assert that the representations and warranties in foregoing subpart (e) release the Company from any liability under the federal securities laws of the United States or from otherwise complying with applicable United States securities laws.”

2. The following, which appears as Instruction 1 on page 5 of the Letter of Transmittal, is hereby deleted in its entirety:

“Holders of Eligible Warrants should refer to the Management Proxy Circular of the Company dated April 28, 2014, available on www.sedar.com or www.adherex.com for additional details on the Warrant Exchange. In addition, holders of Eligible Warrants that are U.S. Persons should refer to the Schedule TO filed by the Company with the U.S. Securities and Exchange Commission on June 30, 2014 (as may be amended, the “Schedule TO”), the Offer Letter that accompanies this Letter of Transmittal, and the other documents referred to or attached as exhibit to the Schedule TO prior to making a determination to participate in the exchange contemplated by this Letter of Transmittal, all of which are available at www.sec.gov.”

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and the following is inserted in its place:

“Holders of Eligible Warrants should refer to the Schedule TO filed by the Company with the U.S. Securities and Exchange Commission on June 30, 2014 (as may be amended, the “Schedule TO”), the Offer Letter that accompanies this Letter of Transmittal, and the other documents referred to or attached as exhibit to the Schedule TO prior to making a determination to participate in the exchange contemplated by this Letter of Transmittal, all of which are available at www.sec.gov.”

ITEM 12. EXHIBITS*

(a)(1)(A)	Offer Letter dated June 30, 2014
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Form of New Warrant to Purchase Common Shares of Adherex Technologies Inc. (2010)
(a)(1)(D)	Form of New Warrant to Purchase Common Shares of Adherex Technologies Inc. (2011)
(a)(5)	Press Release announcing the Tender Offer dated June 30, 2014
(b)	Not Applicable
(d)(1)	Undertaking, dated November 14, 2013, by 683 Capital Management LLC
(d)(2)	Undertaking, dated November 14, 2013, by Southpoint Capital Advisors LP
(g)	Not Applicable
(h)	Not Applicable

*Previously filed

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: July 10, 2014	ADHEREX TECHNOLOGIES INC.
	By:	/s/ Rostislav Raykov
		Name:	Rostislav Raykov
		Title:	Chief Executive Officer

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EXHIBIT INDEX*

Exhibit No.	Description
(a)(1)(A)	Offer Letter dated June 30, 2014
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Form of New Warrant to Purchase Common Shares of Adherex Technologies Inc. (2010)
(a)(1)(D)	Form of New Warrant to Purchase Common Shares of Adherex Technologies Inc. (2011)
(a)(5)	Press Release announcing the Tender Offer dated June 30, 2014
(b)	Not Applicable
(d)(1)	Undertaking, dated November 14, 2013, by 683 Capital Management LLC
(d)(2)	Undertaking, dated November 14, 2013, by Southpoint Capital Advisors LP
(g)	Not Applicable
(h)	Not Applicable

*Previously filed

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